UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	O'Connor Fund of Funds: Masters

Address of Principal Business Offices (No. & Street, City, State, Zip Code):	677 Washington Boulevard Stamford, Connecticut 06901

Telephone Number (including area code):	(203) 719-1428

Name and address of agent for service of process:	James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes           [X]           No           [   ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 1st day of July, 2013.

O'Connor Fund of Funds: Masters

By:	/s/ William J. Ferri
Name: William J. Ferri
Title: Principal Executive Officer

Attest:	/s/ Brad A. Green
Name: Brad A. Green